February 1, 2023

United States Securities and Exchange Commission

Attn: Arzhang Navai and Laura Crotty

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CancerVax, Inc.
Offering Statement on Form 1-A
Filed January 12, 2023
File No. 024-12130

Ladies and Gentlemen:

CancerVax, Inc (the “CancerVax” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 19, 2023, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Part I

Item 3. Application of Rule 262, page i

1. In Item 3 of Part I, we note that you have checked the box that “bad actor” disclosure under Rule 262(d) is provided in Part II of the offering statement; however, we could not locate such disclosure. Please provide the appropriate disclosure in Part II or correct the check box in Part I.

Response:

Thank you for bringing this to our attention. We have updated Part I, Item 3 to remove the check mark for the “bad actor” disclosure as there are no bad actors involved in the Company and no such disclosure is required. We have refiled Part II as well with updated dates only.

Thank you for your assistance and review. Please contact our legal counsel, Callie Jones, at 801-303-5721 with further comments or questions.

Sincerely,

CancerVax, Inc.

/s/ Ryan Davies
Ryan Davies
CEO and Director